Exhibit 1.01(A)

STOCK OPTION AWARD AGREEMENT

November 12, 2004

Pursuant to the terms and conditions of the Maytag 2002 Employee and Director Stock Incentive Plan (the “Plan”) and the attached Stock Option Summary of Award Terms (the “Summary”), which Summary constitutes part of this Award Agreement, you have been granted by Maytag Corporation a Non-Qualified Stock Option (this “Option”) to purchase shares of stock of Maytag Corporation. Please read the Plan and Summary carefully, and sign the attached statement below to confirm your acceptance of this Option on the terms set forth in the Plan and this Award Agreement (including the Summary). The grant of this Option will become effective only upon your return of the statement below and your execution of “Confidentiality, Intellectual Property Rights, and Non-Competition Agreements,” in the form required by Maytag.

Granted To:	<<Name>>

Grant Date:	November 12, 2004

Options Granted:	<<# Options>>

Option Price per Share:	$<<Price>>

Expiration Date:	November 12, 2014

Vesting Date:	November 12, 2007

By my signature below, I hereby acknowledge receipt of this Option granted on the date shown above, which has been issued to me under the terms and conditions of the Plan. I further acknowledge that a copies of the Summary, the Plan, and the Plan prospectus were made available to me. I acknowledge that I have carefully reviewed the Summary, the Plan, and the Plan prospectus, and agree to all of the terms and conditions of the Summary, which Summary constitutes a part of this Award Agreement, and of the Plan. I understand that this Option is subject to forfeiture in accordance with the terms set forth in the Summary. I acknowledge that this Option is contingent upon my submission of executed “Confidentiality, Intellectual Property Rights, and Non-Competition Agreements.” I further acknowledge and agree with the following: (i) subject to the terms of the Plan, Maytag Corporation reserves the right to terminate or amend the Plan at any time and this Option, by its terms, will, if not forfeited or expired earlier, automatically expire on the Expiration Date above; (ii) the grant of this Option does not obligate Maytag Corporation to make option grants in future years to me or to any other person; (iii) I understand that if at the time I exercise my stock option award dated November 12, 2004, I am in an officer position that requires a 50% hold, I will be required to hold 50% of the after tax value of the exercise in Maytag stock for a period of one year; and (iv) the grant of this Option is extraordinary and not part of my normal or expected compensation and is not intended or interpreted to be an ongoing acquired right of mine.

Signature:

Social Security No. <<SSN>>
Date:

Sign and return this agreement to              in Human Resources (Newton) by Month, 2004.

Maytag Corporation

Stock Option Summary of Award Terms

November 12, 2004

All options are granted pursuant to the Maytag Corporation 2002 Employee and Director Stock Incentive Plan (the “Plan”) approved by the stockholders of Maytag Corporation (“Maytag”) on May 9, 2002. Capitalized terms that are not defined in this document have the meanings set forth in the Plan.

1.	Summary: Your specific award is set out in the Award Agreement with you dated November 12, 2004, to which this Stock Option Summary of Award Terms (this “Summary”) is attached. This Summary constitutes part of your Award Agreement.

2.	Number of Shares Under Option. Maytag hereby grants to you the right and option (hereinafter called the Option) to purchase all or any part of the aggregate of the number of Shares covered by the Option, subject to the terms of the Plan and to the terms and conditions set forth below.

3.	Option Price. The Option Price of the Shares subject to the Option (set forth in the Award Agreement) is, subject to Section 4.3 of the Plan, fixed for the life of the Option and set forth in your Award Agreement.

4.	Option Term and Exercisability. The Option may be exercised in whole at any time, or in part (but not as to less than 100 Shares at any one time, unless fewer than 100 shares then remain and the Option is being exercised as to all such remaining shares) from time to time, during the term of the Option. However, the Option may not be exercised in whole or in part until vested. The term of the Option begins on the Grant Date and ends on the Expiration Date (each as set forth in the Award Agreement), subject to earlier termination as provided below.

Except as provided in Paragraphs 5 and 6 below, the Option may not be exercised unless you are, at the time of exercise, an employee of Maytag or one of its Subsidiaries.

You do not have any of the rights of a stockholder with respect to the Shares covered by the Option unless and until such Shares are issued to you after the exercise of the Option.

5.	Transfer and Assignment Restrictions. The Option is not transferable except upon death, in which case your will or, in the absence of a will, the laws of descent and distribution, shall apply. Further, only you may exercise the Option during your lifetime. More particularly, except for transfers upon death, the Option may not be assigned, transferred, pledged or hypothecated in any way (whether by operation of law or otherwise), and shall not be subject to execution, attachment, or similar process. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the Option contrary to these provisions, and the levy of any attachment or similar process upon the Option, will be null and void and without effect.

If, at the time you exercise a stock option award, you are in an officer position that requires a 50% hold, you will be required to hold 50% of the after tax value of the exercise in Maytag stock for a period of one year.

6.	Termination of Employment.

(a) Retirement

In the event of a termination which qualifies as a Retirement (as defined in the Maytag Corporation Employees Retirement Plan for Salaried Employees or any other pension or superannuation plan of Maytag or of a Subsidiary in which you participate), unvested shares will vest according to the original vesting terms of the Option, and the period of time allowed for you to exercise the Option will end on the Expiration Date of the Option, subject to the conditions in the following paragraph.

If you die after your Retirement and prior to the Expiration Date, all portions of the Option that have not vested will vest as of the date of death, and the Option may be exercised by your legatee(s) as identified under your last will or, if no will exists, by personal representative or distributees as defined by the applicable rules of descent and distribution, at any time within a period of one year after your date of death, but in no event after the Expiration Date.

(b) Cause

In the event your employment is terminated by Maytag with Cause, then the Option, whether or not vested, will immediately expire upon the effective date of your termination of employment. For purposes of this Agreement, “Cause” shall be determined in good faith by the Committee or its delegate.

(c) Death

If you die while employed by Maytag or a Subsidiary, all portions of the Option that have not vested will vest as of the date of death, and the Option may be exercised by your legatee(s) as identified under your last will or, if no will exists, by personal representative or distributees as defined by the applicable rules of descent and distribution, at any time within a period of one year after your death, but in no event after the Expiration Date.

(d) Disability

If you become disabled (as defined in the long-term disability policy) but continue to be an employee, unvested shares will vest according to the original vesting terms of the Option, and the period of time allowed for you (or your legal representative) to exercise the Option will end on the Expiration Date of the Option.

If you become disabled and terminate employment for any reason, the provisions of 6(e) below apply.

(e) Other Types of Termination

In the event your employment is terminated for any reason other than termination by Maytag for Cause, or by reason of Retirement or Death, then the Option will remain exercisable by you (but only to the extent vested and exercisable on the effective date of your termination of employment) at any time within three months after such termination, but in no event after the Expiration Date, subject to the conditions in the following paragraph.

If you die within the three-month period set forth in the preceding paragraph, the Option (to the extent vested and exercisable on the date of your death) may be exercised by your legatee(s) as identified under your last will or, if no will exists, by personal representative or distributees as defined by the applicable rules of descent and distribution, at any time within a period of one year after your death, but in no event after the Expiration Date.

(f) Sale of Business

If your employment terminates in connection with a sale of a location or business, such termination will be treated like any other termination of employment. If you qualify for Retirement, the provisions of 6(a) will apply; otherwise 6(e) will apply. If the Subsidiary that employs you is sold, such sale is treated as a termination of employment, notwithstanding that you may remain employed after the sale.

7.	Rights of Employment. Nothing in this Agreement confers on you any right to continue in the employ of Maytag and its Subsidiaries or affects in any way the right of Maytag and its Subsidiaries to terminate your employment at any time.

8.	Recapitalization. As described in Section 4.3 of the Plan, in the event of any change in corporate capitalization such as a stock split or a corporate transaction such as a merger, then the number of Shares subject to the Option and the Option Price will be adjusted by the Committee as it determines to be appropriate and equitable in its sole discretion.

9.	Change of Control. Notwithstanding Paragraph 6, in the event of a Change of Control, the Option will vest immediately, and will remain exercisable until the Expiration Date.

10.	Option Exercise Procedure. Subject to the terms and conditions of the Award Agreement and this Summary, you may exercise the Option by delivering written notice to Maytag, in Newton, Iowa, 50208, USA, to the attention of Human Resources. You must sign your notice (or, following your death, the person exercising the Option must sign the notice) and specify the number of shares that you elect to purchase. NOTE: You may be required under the Insider Trading Policy to pre-clear before you exercise. In addition, you may be required to follow procedures for exercising as required by Maytag’s third party administrator.

The notice of exercise must (a) be accompanied by payment of the aggregate Option Price of Shares being purchased in U.S. dollars, in which event Maytag will issue and deliver a certificate or certificates representing those Shares as soon as practicable after the notice and full payment are received; or (b) fix a date (not less than five nor more then ten business days from the date such notice is received by Maytag) for your payment of the full purchase price of the Shares at Maytag’s principal office, against delivery of a certificate or certificates representing the shares.

Payment of the purchase price will, in either case, be made in cash, or in the form of a certified check or its equivalent made payable to the order of Maytag, and/or, if permitted by the Committee, with Shares previously owned by you (valued at its then current Fair Market Value), which you have held for at least six months prior to the date of tender.

The Shares issued pursuant to the Option exercise will be registered in the name of, and will be delivered to, the person or persons exercising the Option. In the event the Option is being exercised pursuant to Paragraph 6 hereof, by any person or persons other than you, the notice of exercise form must be accompanied by appropriate proof of the right of such person or persons to exercise the Option.

11.	Corporate Transactions. Notwithstanding the provisions of Section 4.3 of the Plan and Paragraph 7 above, if any “corporate transaction” as defined in Treasury Regulation Section 1.425-1(a)(l)(ii) (as in effect on the date hereof) occurs after the date hereof and Maytag and another corporation enter into an agreement providing for the issuance of substitute stock options to the holder of Options or for the assumption of such Options, in either case giving each holder of an Option the right to purchase the largest whole number of shares of stock of Maytag or of any other corporation at the lowest option price permitted by Section 1.425-1, the Award Agreement and this Summary shall, from and after the effective date of such corporate transaction, be deemed to provide for the purchase of such number of shares of stock at such option price as shall be agreed upon by Maytag and such other corporation, and the term “Maytag” herein shall mean the issuer of the stock then covered by the Option and the term “Common Stock” shall mean such stock.

12.	NQSO. This is a Nonqualified Stock Option whose grant is intended not to fall under the provisions of Internal Revenue Code Section 422.

13.	Withholding Requirements. Notwithstanding any other provision of the Award Agreement and this Summary, upon the issuance of Shares upon exercise of an Option, you will remit to Maytag (or Maytag will have the power and the right to deduct or withhold) an amount in cash sufficient to satisfy such federal, state and local withholding tax requirements as may be in effect at the time of exercise. You may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having Maytag withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total rates which could be imposed on the transaction. Any such election will be made in writing by you and will be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

14.	Obligations of Corporation. Maytag will, at all times during the term of the Option, reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Option. Maytag will pay all original issue taxes with respect to the issue of shares under the Option, and will pay all other fees and expenses necessarily incurred by Maytag in connection with the Option grant. The issuance of shares under the Option will be subject to applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

15.	Applicable Law. To the extent not preempted by U.S. Federal law, or by the laws of any country in which the Plan operates, the Option, this Summary and the Award Agreement of which it forms a part shall be governed by and construed in accordance with the laws of the State of Delaware.